FORM 10-SB

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           VIRILITEC INDUSTRIES, INC.
                 (Name of Small Business Issuer in its charter)


Delaware
(State or other jurisdiction of              (I.R.S. Employer
 incorporation or organization)               Identification No.)
                                              11-3447894

100 Cedarhurst ave., Suite 201, Cedarhurst, New York               11516
(Address of principal executive offices)                         (Zip Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered

----------------------------------  --------------------------------------

----------------------------------  --------------------------------------


         Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

PART I.

Item 1. Description of Business.

(a) Business Development

Virilitec Industries, Inc. ("Virilitec", or the "Company"), a Delaware corporation, was organized on August 11, 1998. The Company has not been involved with any bankruptcy, receivership or similar proceedings. The Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

         The  Company  was  formed  to  license   and   distribute   a  line  of
bioengineered virility nutritional supplements, designed to enhance human male sperm count and potency (the "Product"). The Company has not nor does it intend to make any claims as to the effectiveness (if any) of the Product. There are other nutritional supplements that claim to have similar effectiveness as the Company's Product. However, to the Company's knowledge, none of them have demonstrated recognized clinical effectiveness.

         Management believes that the current success and widespread coverage generated by Pfizer's Viagra(R) has positioned the market to be receptive to the introduction of a naturally derived nutritional supplement that is cheaper and may produce a positive effect upon male potency. As such, the Company entered discussions with Vitahealth Scientific, Inc., a New York corporation ("Vitahealth"), regarding the distribution of its nutritional supplement geared toward enhancing male potency and sperm count. Management believes that it can be successful in capitalizing on the market awareness of concerns over male potency by introducing the Product into worldwide markets.

         Due to the nature of the Product, and the high cost of qualifying for US FDA approval, management determined that the best way to market the Product initially was to pursue sales internationally where (management believes) regulation regarding the distribution of nutritional supplements is less severe than that in the US. As such, the Company is actively in the process of interviewing independent sales agents in England, Israel and any other country where it could, in the opinion of management, successfully introduce the Product with little or no regulatory approval needed.

         Vitahealth has sold a nutritional supplement designed to enhance male potency and sperm count in the past. However, Vitahealth recently reformulated its product to produce what it believes will be a Product with greater efficacy in producing the desired results. Vitahealth is in the process of opening a new manufacturing facility in Jerusalem, Israel where the Product will be manufactured. In conjunction with the reformulation of the Product, Vitahealth also revamped its production line, and is in the process of purchasing all new commercial grade production and encapsulation equipment intended to allow it to produce the Product at a high volume. The facility will have full certification from the Israeli Department of Health.

Licensing and Distribution Agreement

         The Company has entered into a 50 year Licensing and Distribution Agreement with Vitahealth, whereby the Company was granted exclusive rights to distribute the Product. Under terms of the agreement, the Company's independent sales agents will place sales orders directly with Vitahealth, which will fill such orders. The sales agents will pay Vitahealth upon order placement, and Vitahealth, acting as collections agent for the Company, will forward the Company's portion of the sales proceeds to the Company. Vitahealth has agreed to periodic reviews of its order receipts in order to ensure that the Company is receiving its appropriate revenue.

         The Company has paid an initial non-refundable one time $8,500 licensing fee to Vitahealth. The Company will also pay Vitahealth an annual fee of $10,000, beginning 90 days after the Product is manufactured and ready for delivery to the Company's agents and then annually thereafter on the anniversary of the first payment's due date, as long as the Licensing and Distribution Agreement has not been terminated for any reason before the date such payment is due. The agreement also calls for Vitahealth to be paid $1.45 per capsule of the product - to be sold in thirty day supplies (the Product's expected minimum usage period before a user would potentially achieve positive results). The Company expects to distribute the Product to its sales agents for $1.85 per capsule (thereby making $0.45 per capsule), and the Company's independent sales agents are projected to sell them for approximately $2.15 to $2.25 per capsule.

         Because the Product is in the final stages of reformulation and Vitahealth has not yet completed construction of its manufacturing facility, the Company has allowed Vitahealth a 95 day period from the signing of the Licensing agreement before the Product shall be ready for production and sale. Should the Product not be ready at such time, the Company has the right to either terminate the agreement within the next 30 days or extend the production deadline. As of this date, the production facility has not yet been completed. The Company and Vitahealth have agreed to push off the end of the 95 day production deadline until July 31, 1999.

         Vitahealth and the Company have agreed upon certain minimal sales quotas to be maintained for the agreement to remain in effect. Should the sales levels fall below the sales quotas, the Company shall have the right to terminate the Licensing and Distribution Agreement. The sales quotas follow the following schedule; a) within the 2nd month of production and sales - a minimum of 22,500 capsules, b) within the 3rd month of production and sales - a minimum of 55,000 capsules, c) within the 6th month of production and sales - a minimum of 150,000 capsules, d) a minimum of 200,000 capsules for every month following the end of the 6th month of production and sales of the product. There is also a 10% increase in the sales quota effective annually on January 1, beginning January 1, 2000.

Marketing and Growth

         With the broad based recognition of products such as Pfizer's Viagra(R), Management believes the market is ready for the introduction of nutritional supplements designed to enhance human male potency and sperm count on a long term basis. Should the Company begin distribution of this Product domestically, it will be subject to regulation by the U.S. Food and Drug Administration ("FDA") and most likely also by the Federal Trade Commission ("FTC") but possibly under similar circumstances as standards applied to other mainstream food company product lines. However, certain more stringent regulations can be applied by the FDA and FTC to companies making health and/or nutritional claims beyond those approved by existing regulations. While the Company does not believe the more stringent regulations will apply, it cannot be certain. Therefore, the Company intends to distribute the Product internationally, at least initially.

         The Product will be subject to regulation by the presiding jurisdictional drug and/or food regulatory commissions of the countries in which the Company intends to distribute the Product. While the Company does not believe that any regulations will apply to the distribution of the Product within the various countries in which it intends to initiate distribution, it cannot be certain. At this time the Company has selected the countries of Israel, England, Germany and France as its initial markets. Management believes that the regulatory requirements of those countries to be such that the Company will be able to launch sales in those countries without concern of violating food and/or drug regulations. The Company intends to increase its distribution to such additional countries as allow for the sale of the Product without expensive regulatory approval.

         The Company is presently in the process of selecting qualified sales agents to be its direct representatives in the countries the Company will market the Product. The Company intends to support its sales agents with focused media (magazine, local newspaper) advertisements introducing the Product designed to heighten awareness of the availability of alternative products to enhance human male sperm count and potency such as the Product. The Company will also endeavor to provide its sales agents with promotional materials containing testimonials (when available) from users of the Company's products.

Acquisitions

         The Company has no specific acquisition plans at this time.

Compensation of Officers

         The only officer to receive any cash compensation will be the President who will receive an annual salary of $40,000, which has been waived until July 1999, at which time the Company expects full production of the Product.


Compensation of Directors

         Each Director of the Company will receive 5,000 restricted Shares of the Common Stock of the Company per year, provided they attend no less than 50% of the Board of Directors meeting in that year.

Employees

         Mrs. Bella Roth, the Company's President, is the Company's only full time employee. The Company intends to retain marketing and public relations consultants as necessary.

Item 2.  Plan of Operation.

Plan of Operation

As noted in Item 1 above, the Company is currently waiting for the initial production date ofthe Product. Until the production facilities of its supplier, Vitahealth Scientific, Inc. are operational, the Company cannot begin to market the Product with an expectation to be able to deliver goods within a reasonable amount of time. Until then, the Company does not intend to complete selection of its international independent sales agents, nor does the Company intend to become operational.

Once the production of the nutritional supplement has begun, and the Company can expect in good faith to fulfill orders within a reasonable amount of time, it expects to follow the business plan outlined in "Item 1. Description of Business -- Business of Issuer", and to fund its operations from revenues generated by the sale of the nutritional supplement.

At present the only cash outlay of the Company is in banking fees and in legal and accounting fees incurred by the Company as it prepares filings associated with being a reporting company (quarterly unaudited reports, annual reports, etc.). Management believes there is enough cash on hand to fund such activities for the next 12 months. When the Company becomes operational, further costs (such as salary for Mrs. Roth) are expected to be covered by revenue generated by the Company's sales. As such, the Company does not forsee the need to raise additional funds in the next 12 months.

The Company does not expect to conduct any product research and development or to purchase or sell a plant or significant equipment. The Company intends to retain marketing and public relations consultants as necessary, and to hire support staff for its President only if warranted by its sales volume on an as needed basis.

Item 3.  Description of Property.

The Company maintains its corporate offices rent free through April 30, 1999 at an office of one of its shareholders at 100 Cedarhurst Ave, Suite 201, Cedarhurst, NY 11516. The Company has agreed to either sublet the space it is currently using at a cost of $150 monthly, or to relocate its office to another location on May 1, 1999.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners

None.

(b) Security Ownership of Management






                  Name and Address                Amount and Nature
Title of Class    of Beneficial Owner             of Beneficial Owner      Percent of Class
Common Stock      Bella Roth                         3,825,000(1)                    82.96%
                           543 Bedford Ave.
                           Brooklyn, NY

Common Stock      Moshe Laufer                         175,000(2)                      3.8%
                           172 Rodney Street
                           Brooklyn, NY

Common Stock      Arnold Lipton, M.D.                  100,000(3)                     2.17%
                           225 West 86 Street
                           New York, NY

Common Stock      All Directors and                  4,100,000(4)                    88.93%
                           Executive Officers
                           as a Group


(1) Includes underlying securities for 325,000 options to purchase additional shares of common stock.
(2) Includes underlying securities for 75,000 options to purchase additional shares of common.
(3) Includes underlying securities for 75,000 options to purchase additional shares of common.
(4) Includes underlying securities for an aggregate of 475,000 options to purchase additional shares of common stock.

(c) Changes in Control

None.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers.

Name                               Age        Position
Bella Roth                          48        President & Chairman of the Board
Arnold A. Lipton, M.D.              68        VP - Scientific Advisor & Director
Moshe Laufer                        39        Secretary/Treasurer & Director

Directors serve for five year terms.

Bella Roth - President & Chairman of the Board of Directors - Mrs. Roth founded the Company in August 1998, and has been its President and Chairman of the Board since inception. From 1988 to 1995 Mrs. Roth was Treasurer, Secretary and a Director of J.R. Consulting Incorporated, a publicly traded holding company. From 1983 to 1987 she was an officer and Director of Innovative Medical Technologies, a company involved with the development and marketing of electronic medical devices. Since 1995 she has been pursuing various personal interests.

         Arnold A. Lipton, M.D. - Vice President & Director - has been a Vice President, the scientific advisor and a Director of the Company since August 17, 1998. Dr. Lipton is a physician in private practice in Brooklyn, NY since 1970, with a specialty in Obstetrics and Gynecology. Dr. Lipton holds an M.D. from Lausanne Medical School, a Masters in Science from the Philadelphia College of Science, and a Bachelors of Science from the Brooklyn College of Pharmacy. Dr. Lipton is a member of the New York State Medical Society and the Kings County Medical Society.

         Moshe Laufer - Secretary/Treasurer & Director - Mr. Laufer has been the Secretary/Treasurer and a director of the Company since its inception. From 1995 to the present he has been pursuing various personal and professional interests. From 1986 to 1995 Mr. Laufer was a licensed distributer of NY Bottling, Inc. a company engaged in the bottling and distribution of soft drinks in the Northeastern United States. Mr. Laufer is the brother-in-law of Mrs. Roth.

(b) Significant Employees

None

(c) Family Relationships

         Mr. Laufer is the brother in law of Mrs. Roth. There are no other family relationships among directors or executive officers of the Company.

(d) Involvement in Certain Legal Proceedings.

None.

Item 6.  Executive Compensation.

(a) General

         Commencing November 12, 1998, the Company has agreed to pay Mrs. Bella Roth, its President & Chairman of the Board of Directors, an annual salary of $40,000. Mrs. Roth's compensation has been waived until July 1999. Mrs. Roth provides her services on a full-time basis. For the period ending December 31, 1998, Mrs. Roth has earned -0-. No executive officer or employee of the Company is paid more than $100,000 per year in salary and benefits.

(b) Summary Compensation Table





                           SUMMARY COMPENSATION TABLE



Name and                                             Other             Long-term
Principal Position         Year       SalaryBonus    Compensation      Compensation: Options (1)
------------------         ----     -------------    ------------      -------------------------
Bella Roth                 1998         -0-              0              325,000 options worth $0
President &
Chairman

Arnold Lipton, M.D.        1998          0               0               75,000 options worth $0
V.P.-Scientific
Advisor &
Director

Moshe Laufer               1998          0               0               75,000 options worth $0
Secretary,
Treasurer &
Director



(1) Based on the Company's Offering Memorandum dated September 25, 1998, in which the Shares of the Company's stock was sold for an arbitrarily determined price of $1.00 per share for unrestricted shares of the Company's of common stock, the relatively high exercise price and the limited time before the Options expire, the options are essentially valueless.

(c) Options/SAR Grants Table

                        OPTION GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)



                                                                                Exercise Price
Name                       Number of OptionsGranted (1998)  % of Options        (per share)             Expiration
------------------------------------------------------------------------------------------------------------------
Bella Roth                 175,000                          36.84                       $2.50           11/12/01
                           150,000                          31.58                       $4.00           11/12/01
                           --------------------------------------
         Total             325,000                         68. 42
                           ======================================

Arnold Lipton, M.D.
                           25,000                            5.26                       $2.00           11/12/01
                           50,000                           10.53                       $3.00           11/12/01
                           --------------------------------------
         Total             75,000                           15.79
                           ======================================

Moshe Laufer
                           25,000                            5.26                       $2.50           11/12/01
                           50,000                           10.53                       $4.00           11/12/01
                           --------------------------------------
         Total             75,000                           15.79
                           ======================================


(d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

None

(e) Long Term Incentive Plan ("LTIP") Awards Table

None

(f) Compensation of Directors

Commencing January 1, 1999 each Director shall receive 5,000 restricted shares annually. Said compensation is contingent upon attendance at no less than 50% of that year's Board of Director's meetings.

(g) Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

The Company has no employment contracts with any of its executive officers. Mrs. Bella Roth serves as President of the Company for $40,000 annually, and will continue to serve under such terms without the benefit of an employment contract. There are no provisions for compensation to be paid to any executive officer or director of the Company upon the termination of their services by either party or by the actions of a third party.

(h) Report on Repricings of Options/SARs

None.

Item 7.  Certain Relationships and Related Transactions.

None.

Item 8. Legal Proceedings

None

Item 9.  Market Price for Common Equity and Related Stockholder Matters.

(a) Market Information

There is no public trading market for the Company's securities.

The Company currently has 40,600 class A warrants issued and outstanding. Each Warrant entitles the holder to purchase one Share of restricted Common Stock at an exercise price of $10.00, subject to adjustment, through the first anniversary of the date the Company's Shares are initially approved for trading in any public market.

Under the terms of the Company's licensing agreement, the Company has agreed to grant Vitahealth stock options to purchase up to 300,000 additional restricted shares of the Common Stock of the Company for a period of 5 years beginning October 30, 1999 according to the following schedule:

Date Option to be Effective    Amount of Options      Exercise Price (per Share)
--------------------------------------------------------------------------------
    10/30/1999                           100,000                    $10.00
     2/29/2000                           100,000                    $10.00
    10/30/2000                           100,000                    $10.00


These options shall become effective only in the event the Licensing and Distribution agreement between the Company and Vitahealth is still in effect on the date the options are due to be effective. The options have no registration rights. See "DESCRIPTION OF BUSINESS - Licensing And Distribution Agreement."

         The Company has also granted stock options to the following officers to purchase additional shares of common stock of the Company according to the following schedule:

Name of Option Holder      Amount of Options         Exercise Price (per Share)
--------------------------------------------------------------------------------
Bella Roth                           175,000                 $2.50
Bella Roth                           150,000                 $4.00
Arnold Lipton, M.D.                   25,000                 $2.00
Arnold Lipton, M.D.                   50,000                 $3.00
Moshe Laufer                          25,000                 $2.50
Moshe Laufer                          50,000                 $4.00

The shares underlying the options have no registration rights.

Of the 4,610,600 shares of common stock outstanding, 3,625,000 are currently subject to the resale restrictions and limitations of Rule 144.

(b) Holders

         Thereare approximately 117 holders of the Company's common stock, and approximately 8 holders of the Company's Class A Warrants.

(c) Dividends

The Company has had no earnings to date, nor has the Company declared any dividends to date. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future, as it intends to use earnings, if any, to generate growth.

Item 10.  Recent Sales of Unregistered Securities.

On August 16, 1998, Bella Roth purchased 3,000,000 restricted shares of the Company at par value as a founder of the Company. On August 16, 1998, Moshe Laufer purchased 100,000 Shares at par value as a founder of the Company. On August 17, 1998 the Company agreed to retain Dr. Arnold Lipton wherein he would become a Vice President of Scientific Advisory to the Company and a Director of the Company, in exchange for 25,000 restricted shares of the common stock of the Company. On September 18, 1998, the Company retained Mr. Ulf Jacobson as international counsel to the Company for a period of 1 year, in exchange for 50,000 restricted shares of the common stock of the Company.

On August 18, 1998, the company sold an aggregate of 1,370,000 Shares to investors (including 500,000 shares to Bella Roth) for $0.001 (or an aggregate of $1,370) pursuant to an exemption from registration under Rule 504 and pursuant to appropriate State filings or exemption from State registrations as applicable. On August 20, 1998 the Company sold an aggregate of 10,000 Shares to investors for $.01 per share (or an aggregate of $100) pursuant to the same exemption from Federal registration and appropriate State filings or exemption from State registration noted above. From August 21, 1998 through August 25, 1998 the Company sold an aggregate of 15,000 Shares to investors for $0.10 per Share (or an aggregate of $1,500) pursuant to the same exemption from Federal registration and appropriate State filings or exemption from State registration noted above.

On September 25, 1998 the Company offered to the public no less than 10,000 and up to 460,000 Units (each Unit consisting of one Share of Common Stock and one redeemable Class A Warrant. Each Warrant entitles the holder to purchase one Share of restricted Common Stock at an exercise price of $10.00, subject to adjustment, through the first anniversary of the date the Company's Shares are initially approved for trading in any public market), at a price of $1.00 per Unit, for an aggregate of no less than $10,000 and up to a maximum of $460,000, pursuant to the same exemption from Federal registration and appropriate State filings or exemption from State registration noted above. On November 11, 1998 the Company had an initial closing on the offering for 38,100 units or an aggregate of $38,100. The Company held subsequent closings 2,500 additional units or an aggregate of $2,500. The total amount of units sold under the September 25, 1998 offering were 40,600 units for an aggregate total of $40,600.

No commissions or discounts were paid or given to any person or entity in any of the Company's sales of securities. There were no underwriters or securities brokers or securities dealers involved in the offering in any way; the shares were sold by management on a best efforts basis.

Item 11.  Description of Securities.

(a) Common or Preferred Stock

         The Company is authorized to issue 20,000,000 shares of Common Stock, $0.0001 par value, of which 4,610,600 shares were issued and outstanding as of the date hereof. Each outstanding share of Common Stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meetings of the stockholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         Holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the individuals holding Common Stock with voting rights to more than 50% of eligible votes, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

(b) Debt Securities.

The Company has not issued any debt securities to date.

(c)Other securities to be Registered

Class "A" Warrants

Each Warrant entitles the holder to purchase one Share of restricted Common Stock at an exercise price of $10.00, subject to adjustment, through the first anniversary of the date the Company's Shares are initially approved for trading or quotation in any public market.

Item 12.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation contains provisions relating to the indemnification of director and officers and the Company's By-Laws extends such indemnities to the full extent permitted by Delaware law.

The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

Item 13.  Financial Statements.

The financial statements are included at the end of this Registration Statement, prior to the signature page.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a) List of Financial Statements filed herewith.

(b) List of Exhibits.

         Index to Exhibits

3.1   Certificate of Incorporation
3.2   By-Laws
4.1   Form of Warrant Certificate
10.1  Exclusive Distribution Agreement with Vitahealth Scientific, Inc.
27    Financial Data Schedule

                          INDEPENDENT AUDITOR'S REPORT



Virilitec Industries Inc.
100 Cedarhurst ave. Suite 201
Cedarhurst, NY 11516

We have audited the accompanying balance sheet of Virilitec Industries Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period August 11, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virilitec Industries Inc. (a development stage company) as of December 31, 1998, and the results of its operations and its cash flows for the period August 11, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.




                                      Morgenstern & Alexander
                                      Certified Public Accountants


February 10, 1999

                            VIRILITEC INDUSTRIES INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          100 CEDARHURST AVE. SUITE 201

                           CEDARHURST, NEW YORK 11516


                              FINANCIAL STATEMENTS


                         FOR THE PERIOD AUGUST 11, 1998

                        (INCEPTION) TO DECEMBER 31, 1998

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998



                                     ASSETS



Current Assets:
  Cash                                                 $   6,279
  Equipment, at cost                                       3,600
  License fee                                              8,500
  Deferred stock issuance costs                           22,790
  Miscellaneous                                              400
                                                        --------

     Total                                             $  41,569
                                                        --------


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Accounts payable and accrued expenses                $     881
                                                        --------

    Total Liabilities                                  $     881
                                                        --------

Commitments and other matters

Stockholders' Equity:

Common stock, $.001 par value;
20,000,000 shares  authorized;
4,608,000 shares issued and outstanding,
of which 3,175,000 shares are
restricted shares and have been discounted                 1,434

 Additional paid-in capital                               40,076
                                                          41,510
 Deficit accumulated during the development stage           (822)
                                                       ----------

    Total Stockholder's Equity                            40,688

      Total Liabilities &
       Stockholder's Equity                           $   41,569
                                                       =========



The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                         FOR THE PERIOD AUGUST 11, 1998
                        (INCEPTION) TO DECEMBER 31, 1998





Sales                                                  $         -


Costs and expenses:

 General and administrative expenses                           (836)

Interest income                                                  14


     Net Loss                                          $    (   822)
                                                          ============

The accompanying notes are an integral part of these financial statements.

                           VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                         FOR THE PERIOD AUGUST 11, 1998
                        (INCEPTION) TO DECEMBER 31, 1998


                                                         Deficit
                           Common Stock                Accumulated
                          $.001 Par Value  Additional  During The
                                           Paid - In   Development
                           Shares  Amount   Capital       Stage

Common stock issued in   3,175,000 $3,175
connection with the
formation of the Company
and its management team

Discount on common stock           (3,175)

Common stock issued      1,433,000  1,434  $40,076

Net loss -
August 11, 1998 through
December 31, 1998                                      $     (822)
                          ---------- ------  -------   -----------

Balance-December 31, 1998  4,608,000 $1,434  $40,076   $     (822)
                          ========== ======  =======   ===========


The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS




                                 AUGUST 11, 1998
                                 (INCEPTION) TO
                                DECEMBER 31, 1998



Cash Flows From Operating Activities

  Net loss                                          $    (  822)
  Adjustments to reconcile net loss to net
  cash used in operating activities:
    Changes in operating assets and liabilities:
     Miscellaneous                                       (  400)
     Accrued expenses                                       881
                                                        ---------

         Net cash used in operating activities            ( 341)
                                                        ----------



Cash Flows From Investing Activities

   Capital expenditures                                  (3,600)
   License fee                                           (8,500)

         Net cash used in investing activities          (12,100)
                                                       ---------



Cash Flows From Financing Activities

  Stock offering                                         41,510
  Cost of stock offering                                (22,790)

         Net cash from financing activities              18,720

  Net increase in cash                                    6,279

  Cash at beginning of year                                -0-

  Cash at end of period                             $     6,279
                                                       =========



The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



THE COMPANY

Virilitec Industries Inc. (the Company) was incorporated on August 11, 1998 with total authorized shares of 20,000,000, par value $.0001. The Company was formed to license and distribute a line of bioengineered virility supplements. Initially, the Company intends to market its product in international markets, using independent sales agents.

SIGNIFICANT ACCOUNTING POLICIES

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment, primarily computers, is depreciated by the straight-line method over its estimated useful life. When property is retired or other wise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Amortization

The licensing fee will be amortized on the straight-line basis over the life of the agreement. All mandatory additional annual payments will be charged to operations as they become due.

Stock issuance costs

Stock issuance costs represent expenses related to the Company's public stock offering. These expenses include the direct costs of the offering such as legal, filing fees, printing and related consulting fees. These cost will be deducted from the proceeds of the offering upon its completion.

Stock Offering

The Company is conducting a public stock offering of up to 460,000 units at $1.00 per unit. Each unit entitles the holder to one (1) share of common stock, $.001 par value and one (1) redeemable Class A warrant entitling the holder to purchase one (1) share of restricted common stock at an exercise price of $10.00 per share.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has issued stock to officers and directors without receiving any consideration, but rather in exchange for present and anticipated management services. Under generally accepted accounting principles, it is appropriate to record stock issued at the fair value of the stock or services rendered whichever is more clearly evident. Since the fair value of these services can not be estimated at this time, the stock has been recorded at par value. In addition, since the services have not yet been completed, the value has also been recorded as a discount on stock issued.

CAPITALIZATION

The Company currently has 4,608,000 shares of common stock outstanding, of which management owns 3,675,000. Included in the 3,675,000 shares owned by directors and company management are 3,175,000 shares of restricted shares as defined in the Securities Act of 1933 and the regulations thereunder. Management which owns 3,125,000 restricted shares has agreed not to sell any of such shares for a period of one year following the final closing of its stock offering referred to above.

OPTIONS

The Company has granted to stock options to certain officers and directors to purchase additional shares of restricted common stock of the Company as follows:

FIX UP TABLES

                                    Exercise
Option Holders                   Number of Options Price (Per Share)
President and Chairman
                                       175,000             2.50
of Board of Directors
President                              150,000             4.00
Vice President/Director                 25,000             2.00
Vice President/Director                 50,000             3.00
Secretary/Treasurer and Director        25,000             2.50
Secretary/Treasurer and Director        50,000             4.00

         Under the terms of the Company's licensing agreement, the Company has also agreed to grant stock options to its manufacturer to purchase up to 300,00 additional restricted shares of the common stock of the Company for a period of five years beginning October 31, 1999 according to the following schedule:

                                                 Exercise
Effective Date              Number of Shares     Price (Per Share)
10/31/1999                       100,000            10.00
 3/31/2000                       100,000            10.00
10/31/2000                       100,000            10.00

         This options shall become effective only in the event the licensing and distribution agreement between the Company and the manufacturer is still in effect on the date the options are due to be effective.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



LICENSING AND DISTRIBUTION AGREEMENT

         The Company has entered into a fifty (50) year licensing and distribution agreement, whereby the Company was granted exclusive rights to distribute a certain nutritional supplement designed to enhance human male sperm count and potency. Under the terms of the agreement, the Company's independent sales agents will place orders directly with the manufacturer, which will fill such orders. The sales agents will pay the manufacturer upon order placement, and the manufacturer, acting as collections agent for the Company, will forward the Company's portion of sales proceeds to the Company. The manufacturer has agreed to periodic review of its order receipts in order to ensure that the Company is receiving its appropriate revenue.

         The Company has paid an initial non-refundable one time licensing fee of $8,500. The Company will also pay an annual licensing fee of $10,000, commencing on 90 days after the product is manufactured and delivered and each year thereafter, on the anniversary of the first payment's due date as long as the licensing and distribution agreement has not been terminated before the date such payment is due. The Company's agents are also required to pay $1.45 for each unit of the product sold. The parties have agreed to certain minimum sales and production quotas. If either the company or the manufacturer fail to meet the minimum sales and production quotas, either party may terminate the agreement without penalties.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               VIRILITEC INDUSTRIES, INC.




Date:                          /s/

                               Bella Roth, President and Chairman




Date:                          /s/

                               Moshe Laufer, Secretary, Treasurer and Director





Date:

                               Arnold A. Lipton, Vice President